Via Edgar

September 15, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Suzanne Hayes

Re:	Biodel Inc.
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
Filed on September 12, 2016
File No. 001-33451

Dear Ms. Hayes:

Biodel Inc. (the “Company”) is submitting this letter in response to a verbal comment by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by our outside counsel, Cooley LLP, during a telephone conversation on September 15, 2016 relating to the Company’s Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A filed on September 12, 2016.

In response to the request of the Staff, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comment and request that the Staff contact the undersigned at (203) 796-5000, or Miguel J. Vega, outside counsel to the Company at (617) 937-2319, with any questions or comments regarding this letter. Thank you for your assistance.

Sincerely,

BIODEL INC.

/s/ Paul S. Bavier

Paul S. Bavier

Interim President and General Counsel

cc:	Gary G. Gemignani, Biodel Inc.

Miguel J. Vega, Cooley LLP

Marc Recht, Cooley LLP

Michael Grundei, Wiggin and Dana LLP

Pete Zorn, Albireo Limited

Megan Gates, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

John Condon, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.